January 26, 2007

VIA EDGAR and HAND DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0407

Attn.:	Michele M. Anderson
Legal Branch Chief
Division of Corporation Finance

Re:	WC Acquisition Holdings Corp.
Registration Statement on Form S-4
Amendment No. 2
File No. 333-138594

Ladies and Gentlemen:

Under cover of this letter, WC Acquisition Holdings Corp., which changed its name to PAETEC Holding Corp. on January 24, 2007 (the “Company”), hereby files with the Commission pre-effective Amendment No. 2 to the Company’s registration statement on Form S-4 (the “Amendment”). On behalf of the Company, we are furnishing the Commission staff by hand delivery three marked and two unmarked courtesy copies of the Amendment in typeset format. Each marked courtesy copy shows all changes to the registration statement as amended by Amendment No. 1 filed with the Commission on December 28, 2006.

The Amendment reflects changes made in response to the Commission staff’s letter of comment dated January 17, 2007 and to an additional staff comment communicated to the Company on the same date. The Company and, where applicable, PAETEC and US LEC have responded to all of the staff’s comments, and the Company undertakes to update the outstanding share and beneficial ownership information included in the registration statement from November 30, 2006 to January 31, 2007 by filing a subsequent pre-effective amendment to the registration statement. The Company’s responses to the staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments in the staff’s letter and to the additional comment. To facilitate the staff’s review of disclosures made in response to the staff’s comments, we have identified many of these disclosures with numbered references in the margins of the marked courtesy copies that correspond to the numbered comments in the staff’s letter and to the additional comment.

All page number references in the Company’s responses are to the page numbers in the joint proxy statement/prospectus included in Amendment No. 2.

General

1.    We note your response to our prior comment one. While we understand that you have disclosed the approximate value of the merger consideration to be received by shareholders in the aggregate, it remains unclear to us how the current disclosure permits stockholders to reasonably assess the transactions and how you will be disseminating to stockholders a prospectus that meets the requirements of Section 10. In this regard, we note that you are unable to state what shareholders will receive on a per share basis other than their proportionate interest in either 62.6% or 37.4% of the outstanding shares of PAETEC Holding common stock, based on the number of shares of PAETEC and US LEC common stock actually outstanding as of November 30, 2006 (which in turn lacks certainty since the ultimate equity split will change due to the large number of shares that may be issued pursuant to assumed options, warrants and other rights). Are you able to disclose a maximum downward adjustment to the exchange ratios and provide at least a reasonable range of what shareholders will receive on a per share basis? Please advise or revise accordingly.

The Company has complied with the staff’s comment by revising the disclosures on pages 2, 4 and 228.

Other Information Regarding the Mergers, page 12

2.    Please revise to delete the statement on page 17 that the discussion of the federal income tax consequences is “only a general summary” so as to avoid any concern that you are omitting a material tax consequence. Additionally, please remove the word “generally” from the third full paragraph on page 2 of the draft tax opinion provided by Hogan & Hartson in accordance with prior comment 56.

The Company has complied with the first sentence of the staff’s comment by deleting the referenced statement on page 17. Hogan & Hartson has complied with the second sentence of the staff’s comment by removing the word “generally” from the referenced paragraph of its draft tax opinion. A marked copy of the revised draft tax opinion provided by Hogan & Hartson showing the deletion of the referenced text is provided supplementally to the staff with the hand-delivered copy of this letter.

The Mergers, page 144

Background of the Mergers, page 145

3.    As requested in prior comment 25, please expand the disclosure of the “strategic and financing alternatives” explored by Mr. Aab, which we note included possible merger or acquisition candidates, and why the alternatives were rejected. Disclose the number of companies that US LEC considered and provide a more detailed characterization of the companies rather than simply referring to them as “within the telecommunications industry.” Also, indicate the extent to which US LEC contacted or engaged in discussions with other parties.

The Company has complied with the staff’s comment by including the requested disclosure on page 148.

4.    As requested in prior comment 26, please disclose the range of valuations that Messrs. Chesonis and Aab discussed during the meeting of June 12, 2006.

The Company has complied with the staff’s comment by including the requested disclosure on page 149.

5.    Please expand the disclosure regarding Messrs. Chesonis and Aab’s evaluation of each company’s contribution to the combined company’s earnings before interest, taxes, depreciation and amortization, and other specified items, as adjusted. Your expanded disclosure should thoroughly describe the bases for and the results of their analyses, identify the “other specified items” and include quantified details to the extent practicable.

The Company has complied with the staff’s comment by revising the referenced disclosure on page 149.

6.    Revise the new disclosure appearing at the top of page 151 to clarify the significance of the parties’ agreement to use a modified version of the treasury stock method for purposes of determining the exchange ratios.

The Company has complied with the staff’s comment by revising the referenced disclosure on page 153.

7.    We note your response to prior comment 29 regarding the preliminary presentations by Merrill Lynch and Deutsche Bank. To the extent that the information contained in the preliminary presentations is substantially similar to the disclosure already provided in the summary of the advisors’ final presentation, then provide a statement to this effect and summarize any material differences in the information presented.

The Company has complied with the staff’s comment by revising the referenced disclosure on pages 154 and 155.

Fairness Opinions Presented to the PAETEC Board of Directors, page 156

8.    We note your response to prior comment 38, including the fact that the combined company projections were derived in part from each company’s financial projections. We also note from your disclosure that each financial advisor reviewed and analyzed the financial projections of both PAETEC and US LEC. Because the projections were exchanged among the parties; formed the basis for the combined company projections (upon which the boards materially relied in making their recommendations) and were reviewed and analyzed by all four financial advisors in arriving at their fairness opinions, shareholders should also have the opportunity to independently evaluate the importance of the companies’ projections. Accordingly, please disclose these projections as requested in prior comment 38.

The Company has complied with the staff’s comment by including the requested projections on pages 204 through 206.

9.    We note your revised disclosure regarding the contingent payments to the financial advisors in accordance with prior comment 39. Please revise the sections regarding the PAETEC board’s and US LEC board’s reasons for recommending the mergers to address what consideration, if any, the boards gave to the fact that these fees were contingent upon consummation of the merger. In this regard, we are unable to locate any discussion of the contingent fee where the PAETEC board references Merrill Lynch’s opinion on page 155, and the discussion on page 178 does not provide any insight into what the US LEC board considered regarding the fees payable to Deutsche Bank.

The Company has complied with the staff’s comment by revising the referenced disclosures on pages 158 and 182.

Financial Analysis of Merrill Lynch, page 158

10.    We note your revised disclosure in response to prior comment 41 regarding what Merrill Lynch did in performing its various financial analyses and how it arrived at the various results. We continue to believe, however, that that average investor will better understand the financial analyses summaries if the discussion more clearly described why the particular analyses were used, the purpose for each analysis, and how the particular analysis and conclusions are relevant to stockholders and to the consideration they are receiving in the merger. Please revise to provide greater clarity throughout this section.

The Company has complied with the staff’s comment by revising the referenced disclosures on pages 162 through 166.

11.    Under “Miscellaneous” on page 163, quantify the existing loans made by Merrill Lynch to PAETEC that will be repaid upon completion of the merger, including the principal amount owed and interest payable. Disclose the amounts that will be paid to Merrill Lynch by PAETEC and US LEC in connection with the financing commitment. See Item 1015(b)(4) of Regulation M-A. Please also tell us why you have not included the 10% Break-Up Fee as stipulated in Merrill Lynch’s engagement letter dated August 10, 2006. See prior comment 39. Similarly revise to include quantified disclosure about loans made by and amounts payable to the DB Group under “Opinion of Deutsche Bank” on page 187.

The Company has complied with the first and second sentences of the staff’s comment by providing the requested disclosure on pages 166 to 167. The Company has complied with the fourth sentence of the staff’s comment by disclosing the referenced information concerning the break-up fee on page 166. The Company has complied with the final sentence of the staff’s comment by revising the referenced disclosures on page 191.

Recommendation of US LEC’s Board of Directors; US LEC’s Reasons for the Mergers, page 175

12.    Please explain in reasonable detail the consideration the US LEC board gave to the fact that both of its advisors have recently provided services to PAETEC.

The Company has complied with the staff’s comment by providing the requested disclosure on page 183.

Fairness and Other Opinions Presented to the US LEC Board of Directors, page 179

13.    In light of your revisions and response to prior comment 50, please continue to revise any references to Deutsche Bank’s opinion that “the consideration with respect to the . . . US LEC preferred stock repurchase is fair” to avoid any suggestion that the advisor performed any analyses that specifically applied to the repurchase. Instead, you might state that the advisor analyzed the fairness of the transaction, which included both the merger and the repurchase.

The Company has complied with the staff’s comment by revising the referenced disclosure on pages 12, 182, and 184.

Material U.S. Federal Income Tax Consequences of the PAETEC Merger and the US LEC Merger, page 206

14.    We continue to note your disclosure that “[a]ssuming that the PAETEC merger together with the US LEC merger will be treated as an integrated series of transfers under Section 351 . . . and subject to the possibility that the June 2006 leveraged recapitalization of PAETEC will also be integrated .. . . the treatment of PAETEC stockholders for U.S. federal income tax purposes will generally be as follows . . .” As indicated in prior comment 55, you may not assume any legal conclusions underlying counsel’s opinion. Please revise to remove statements assuming the tax consequences of the transaction or provide the alternative disclosure suggested in our prior comment.

The Company has complied with the staff’s comment by deleting the referenced statements on pages 214 and 215.

15.    Please advise us why you deleted the discussion of the possible integration of PAETEC’s June 2006 recapitalization with the merger and the resulting tax treatment. To the extent the matter of integration results in tax consequences that are material to PAETEC shareholders, you should provide a reasonably thorough discussion of those consequences that is based on an opinion of counsel.

The staff is advised that, in the view of counsel, the passage of time since the completion of PAETEC’s June 2006 recapitalization has so diminished the possibility that the recapitalization transaction would be integrated for tax purposes with the mergers that this matter would not result in tax consequences that are material to PAETEC stockholders. Accordingly, no disclosure concerning this matter is proposed.

Conditions to the Completion of the Mergers, page 223

16.    We disagree with the analysis you have provided in response to prior comment 59. Like with a fairness opinion, the parties will receive an opinion of an expert that is a material condition to the merger. Accordingly, like a fairness opinion, please file counsel’s consent as an exhibit to the registration statement. Please also confirm in your response letter that the communications regulatory opinions will be filed as exhibits to the registration statement in a post-effective amendment at closing.

The Company does not believe that it would be consistent with the Commission’s rules or current practice to file the opinions referred to in the staff’s comment as exhibits to the registration statement. The referenced communications regulatory opinions are of the type customarily delivered as a condition to the closing of merger transactions in the Company’s industry and, as is customary, will address ownership of regulatory licenses and the satisfaction of regulatory approval and consent requirements. Unlike the tax opinions being delivered in this transaction, the regulatory opinions do not address disclosures in the registration statement that are material to the transaction (which is the express predicate for the exhibit filing requirement applicable to tax opinions pursuant to Item 601(b)(8) of Regulation S-K). Delivery of the regulatory opinions is a procedural requirement similar to delivery of many other documents required as conditions to closing. We note, further, that Rule 436 under the Securities Act requires a consent of counsel to be filed as an exhibit to the registration statement if (1) any portion of an opinion of such counsel is quoted or summarized in the registration statement or (2) it is disclosed that any information in the registration statement has been reviewed or passed upon by counsel. Neither of these requirements is satisfied with respect to the opinions referred to in the staff’s comment.

Executive Compensation, page 268

Compensation Discussion and Analysis of PAETEC Holding, page 268

17.    You state that neither PAETEC Holding, PAETEC nor US LEC have formulated the philosophy or objectives of PAETEC Holding’s future compensation programs or developed any policies or practices for the implementation of those programs. In light of the fact that you are soliciting approval of the US LEC shareholders for the PAETEC Holding Corp. 2007 Omnibus Incentive Plan, please consider revising this statement as it appears some level of consideration has been given to future compensation programs. In doing so, please briefly address in PAETEC Holding’s CD&A section the reasons you are seeking approval of the 2007 equity plan as well as the material aspects of the plan. With respect to the latter, this disclosure should not simply recite the disclosure beginning on page 293, but rather should serve to facilitate the principals and objective outlined in the Commission’s recent executive compensation adopting release located at http://www.sec.aov/rules/fina1/2006/33-8732a.pdf.

The Company has complied with the staff’s comment by revising the referenced disclosure on pages 274 to 275.

18.    Notwithstanding the above comment, and to the extent uncertainty remains regarding the philosophy or objectives of PAETEC Holding’s future compensation programs, as well as the policies or practices for the implementation of those programs, please ensure that PAETEC Holding’s CD&A highlights the fact that the compensation amounts presented in the compensation tables for both PAETEC and US LEC may not bear relation to future compensation awarded to the officers and directors of PAETEC Holding. Please include a risk factor addressing the uncertainty regarding PAETEC Holding’s compensation philosophy, objectives, policies or practices due to the lack of any compensation programs.

The Company has complied with the first part of the staff’s comment by revising the disclosure on page 274. The Company has complied with the second part of the staff’s comment by including the requested risk factor on page 33.

Summary Compensation Table, page 268

US LEC, page 269

19.    You have provided 2006 compensation disclosure only with respect to the US LEC officers and directors that will serve in similar capacities with PAETEC Holding. Item 8 to Schedule 14A requires that you furnish the information required by Item 402 of Regulation S-K if any action is to be taken with regard to “any bonus, profit sharing or other compensation plan, contract or arrangement in which any director, nominee for election as a director, or executive officer of the registrant will participate.” See Item 8(b) to Schedule 14A. Because US LEC is seeking approval of the PAETEC Holding Corp. 2007 Omnibus Incentive Plan, a plan contemplated by Item 8 to Schedule 14A, you must include the disclosure required by Item 402 of Regulation S-K for all US LEC officers and directors covered by Item 402, and not just those that will continue to serve with PAETEC Holding.

The Company has complied with the staff’s comment by revising the referenced disclosure on pages 276 to 277, 279 to 280 and 281.

Financial Statements

8. Stockholders Equity, page F-24

The Warrant Plan, page F-26

20.    We note your response to comment 73. Please explain to us how you accounted for warrants issued under the warrant plan prior to your adoption of SFAS 123(R).

The Company has complied with the staff’s request by revising its disclosure on page F-27 to clarify PAETEC’s accounting for the plan warrants before PAETEC’s adoption of SFAS No. 123(R) and to identify the authoritative literature used as guidance. As disclosed on page F-27, prior to the adoption of SFAS No. 123(R), PAETEC accounted for issued warrants under SFAS No. 123, as amended by SFAS No. 148, and EITF Issue 96-18.

Annex A - Agreement and Plan of Merger

21.    As requested in prior comment 74, please include a list briefly identifying the contents of all omitted schedules and exhibits to the merger agreement. Despite your cross-reference on page II-3, we are unable to locate a list in the table of contents to Annex A.

The Company has complied with the staff’s comment by including a list identifying the contents of the omitted schedules and exhibits at the end of Annex A and by revising the cross-reference to Annex A included on page II-3.

Additional Staff Comment

Please remove the word “generally” from the tax opinion provided by Hogan & Hartson. If doubt exists because of a lack of authority directly addressing the tax consequences or conflicting authority, counsel may use the word “should” to make it clear that the opinion is subject to a degree of uncertainty, but counsel must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion, and you should provide risk factor disclosure setting forth the related risks to investors.

Hogan & Hartson has complied with the staff’s request by deleting the word “generally” from the draft tax opinion. The Company notes that this comment appears to be duplicative of the second part of comment 2. As noted in the response to comment 2, a marked copy of the revised draft tax opinion provided by Hogan & Hartson showing the deletion of the referenced text is provided supplementally to the staff with the hand-delivered copy of this letter.

*        *        *        *        *

Please direct any questions or comments regarding the foregoing to the undersigned at telephone number 202/637-5534 or, in the absence of the undersigned, to Richard J. Parrino at telephone number 703/610-6174.

Very truly yours,

/s/ Charles E. Sieving

Charles E. Sieving

Enclosures

cc:	Nancy A. Lieberman
Randall H. Doud
PAETEC Holding Corp.
US LEC Corp.
Richard J. Parrino